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                              May 17, 2021

       Adam Singolda
       Chief Executive Officer
       Taboola.com Ltd.
       16 Madison Square West, 7th Floor
       New York, NY 10010

                                                        Re: Taboola.com Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed April 30,
2021
                                                            File No. 333-255684

       Dear Mr. Singolda:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 9, 2021.

       Registration Statement on Form F-4

       Prospectus Summary
       Recent Developments, page 7

   1. Wherever GAAP measures are disclosed along with non-GAAP measures, please clearly differentiate between
the two and present the most directly comparable financial measure so that the non-GAAP
measure is not given greater prominence. We note one or both of these issues in several
places throughout your filing including, but not limited to, pages 7,
                                                        71, 120, 139, 142, 145,
148-149 and 159. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
   2. We note your disclosure of preliminary financial results for the period ended March 31,
                                                        2021. Your presentation
of preliminary results should include sufficient narrative
 Adam Singolda
FirstName  LastNameAdam  Singolda
Taboola.com  Ltd.
Comapany
May        NameTaboola.com Ltd.
     17, 2021
May 17,
Page 2 2021 Page 2
FirstName LastName
         disclosure to provide appropriate context. In this regard, you should provide your analysis of the preliminary results so that investors can understand what they mean. For example, indicate whether the preliminary results are consistent with the trend disclosure in
         Management   s Discussion and Analysis of Financial Condition and
Results of Operations.
Taboola's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures
ex-TAC Gross Profit, page 143

3. In the portion of your table that reconciles GAAP revenue to GAAP gross profit, please revise to remove the phrase "adjusted to exclude the following." The inclusion of the phrase could cause GAAP gross profit to be confused with a non-GAAP measure. Please make similar revisions on page 159 and elsewhere as appropriate.
4. You explain the usefulness of ex-TAC Gross Profit and Ratio of Adjusted EBITDA to ex-
         TAC Gross Profit by indicating that they better reflect the revenue that ultimately flows to you. Since you have acknowledged that these measures are more akin to profitability measures, it is unclear why you reference revenues rather than profitability. Please revise accordingly both here and elsewhere throughout your filing as appropriate.
Adjusted EBITDA and Ratio of Adjusted EBITDA to ex-TAC Gross Profit, page 144

5. We note your response to prior comment 5. Please revise to disclose the most directly comparable GAAP measure to Ratio of Adjusted EBITDA to ex-TAC Gross Profit, which appears to be Net Income (Loss) to GAAP Gross Profit. The most directly comparable
         GAAP measure should be disclosed with greater prominence wherever ex-TAC Gross
         Profit is disclosed or discussed.
Exhibits

6. We note your response to prior comment 2. Please revise exhibit 3.2 to clarify that the exclusive forum provision does not apply to Exchange Act claims or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Adam Singolda
Taboola.com Ltd.
May 17, 2021
Page 3

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameAdam Singolda
                                                           Division of
Corporation Finance
Comapany NameTaboola.com Ltd.
                                                           Office of Technology
May 17, 2021 Page 3
cc:       Senet S. Bischoff, Esq.
FirstName LastName